SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Diversified Healthcare Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

25525P107
(CUSIP Number)

D. E. Shaw & Co., L.P. Attn: Legal & Compliance Department
1166 Avenue of the Americas, 9th Floor
New York, New York 10036
(212) 478-0000 Copies to: Eleazer Klein, Esq. Adriana Schwartz, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

-----------------------------

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW GALVANIC PORTFOLIOS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,011,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,011,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,011,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW MANAGER II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,011,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,011,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,011,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW ADVISER II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,011,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,011,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,011,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,011,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,011,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,011,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON D. E. SHAW & CO., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,011,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,011,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,011,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON DAVID E. SHAW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,011,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,011,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,011,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 8 of 11 Pages

Introductory Note

This Amendment No. 1 to Schedule 13D is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), of Diversified Healthcare Trust, a Maryland real estate investment trust (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 12, 2023 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

In acquiring 14,011,563 Shares, Galvanic Portfolios expended approximately $12,380,901 (excluding commissions) of its working capital.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 14, 2023, certain of the Reporting Persons filed a presentation (the “Presentation”) setting forth their opposition to the Proposed Merger with the SEC on Form PX14A6G. The foregoing summary of the Presentation is not complete and is qualified in its entirety by reference to the full text of the Presentation which is filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference. Certain of the Reporting Persons have also shared the Presentation with proxy advisory firms, Institutional Shareholder Services Inc. and Glass, Lewis & Co.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) Based upon Amendment No. 4 to the Form S-4 filed by Office Properties Income Trust with the SEC on July 17, 2023, there were 239,792,354 Shares issued and outstanding of the Issuer as of June 16, 2023. The 14,011,563 Shares beneficially owned by Galvanic Portfolios (the “Subject Shares”) represent approximately 5.8% of the Shares issued and outstanding.

Manager II, as the manager of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Adviser II, as the investment adviser of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LLC, as the managing member of Manager II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LP, as the managing member of Adviser II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On July 18, 2023, the Reporting Persons beneficially owned 5.8% of the Shares issued and outstanding. None of Manager II, Adviser II, DESCO LLC, or DESCO LP owns any of the Subject Shares directly, and each of Manager II, Adviser II, DESCO LLC, and DESCO LP disclaims beneficial ownership of the Subject Shares.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 9 of 11 Pages

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member of Adviser II, which in turn is the investment adviser of Galvanic Portfolios, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Manager II, which in turn is the manager of Galvanic Portfolios, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of July 18, 2023, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Shares other than those set forth in Item 5.

(c) The trading dates, number of Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Shares since the filing of the Schedule 13D on June 12, 2023 through July 18, 2023, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Galvanic Portfolios	06/12/2023	$2.8893[2]	(642,283)
Galvanic Portfolios	06/13/2023	$3.0151[3]	(312,717)
Galvanic Portfolios	06/14/2023	$3.0703[4]	(341,838)
Galvanic Portfolios	06/15/2023	$3.0158[5]	(120,278)
Galvanic Portfolios	06/28/2023	$1.8428[6]	10,000
Galvanic Portfolios	06/29/2023	$1.8831[7]	25,157
Galvanic Portfolios	07/03/2023	$2.3280[8]	80,824
Galvanic Portfolios	07/05/2023	$2.3925[9]	166,852
Galvanic Portfolios	07/06/2023	$2.2070[10]	123,134
Galvanic Portfolios	07/07/2023	$2.4334[11]	105,000
Galvanic Portfolios	07/10/2023	$2.3647[12]	198,714
Galvanic Portfolios	07/11/2023	$2.4402[13]	17,773
Galvanic Portfolios	07/12/2023	$2.4813[14]	50,934
Galvanic Portfolios	07/13/2023	$2.4968[15]	35,597
Galvanic Portfolios	07/14/2023	$2.4851[16]	10,876

 __________________________________

1 Where weighted average price is used for the reported transactions, the Reporting Persons undertake to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $2.7700 to $3.0100.

3 A weighted average price based on prices ranging from $2.9050 to $3.1350.

4 A weighted average price based on prices ranging from $2.9200 to $3.2150.

5 A weighted average price based on prices ranging from $2.9000 to $3.1100.

6 A weighted average price based on prices ranging from $1.7850 to $1.9000.

7 A weighted average price based on prices ranging from $1.8450 to $1.9000.

8 A weighted average price based on prices ranging from $2.2450 to $2.4200.

9 A weighted average price based on prices ranging from $2.2000 to $2.5000.

10 A weighted average price based on prices ranging from $2.1300 to $2.3500.

11 A weighted average price based on prices ranging from $2.3550 to $2.4750.

12 A weighted average price based on prices ranging from $2.2900 to $2.5000.

13 A weighted average price based on prices ranging from $2.3800 to $2.5000.

14 A weighted average price based on prices ranging from $2.4600 to $2.5000.

15 A weighted average price based on prices ranging from $2.4800 to $2.5000.

16 A weighted average price based on prices ranging from $2.4600 to $2.5000.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Galvanic Portfolios holds an aggregate principal amount of $20,130,000 of the Issuer’s 4.75% Senior Notes due 2024 and $16,996,000 of the Issuer’s 9.75% Senior Notes due 2025 (collectively, the “Bonds”). These Bonds do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such Bonds.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement, by and among the Reporting Persons, dated June 12, 2023 (incorporated by reference to the Schedule 13D filed on June 12, 2023).

Exhibit 2:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

Exhibit 3:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

Exhibit 4:	Presentation (incorporated herein by reference to the Form PX14A6G filed by certain of the Reporting Persons with the SEC on July 14, 2023).

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

Dated: July 18, 2023

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw